Exhibit 99.1

Kenon Announces Receipt of approximately $93 million in connection with Payment of Arbitration Award by the Republic of Peru

Singapore, August 19, 2026. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces that the Republic of Peru has paid the award rendered in the arbitration proceedings before an International Centre for Settlement of Investment Disputes tribunal (the “Tribunal”), which award was issued in favor of Kenon by the Tribunal in October 2023 (the “Award”). The total payment was approximately $203 million, of which Kenon’s share (after allocation of a portion of the proceeds to a capital provider and payment of certain expenses) is approximately $93 million, subject to tax. The payment reflects final payment of amounts payable by the Republic of Peru in connection with the Award and conclusion of this matter.

As previously disclosed, the Republic of Peru was ordered to pay Kenon and IC Power $110.7 million in damages together with $6.4 million in certain fees and costs, plus pre-award and post-award interest, in connection with the Award and the dismissal of the Republic of Peru’s subsequent application to annul the Award.

Also as previously disclosed, IC Power and Kenon had entered into an agreement with a capital provider to provide capital for expenses in relation to the pursuit of the arbitration claims against the Republic of Peru and other costs, which agreement entitles the capital provider to a return of its capital and payment of a portion of the proceeds of the Award.

The Award, the claims and related proceedings, and the agreement with the capital provider are described in Kenon’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 29, 2026 and Kenon’s annual report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission.